Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in thousands)

	Year Ended December 31,
	2011	2012	2013	2014	2015
Earnings:
Loss before income taxes	$(28,058)	$(90,094)	$(77,671)	$(37,525)	$(67,311)
Add Fixed Charges (from below)	457	127	627	7,310	7,613

Total earnings (loss) to cover fixed charges	(27,601)	(89,967)	(77,044)	(30,215)	(59,698)

Fixed Charges
Interest expense	220	—	538	7,083	7,446
Interest component of rent expense(1)	237	127	89	227	167

Total fixed charges	457	127	627	7,310	7,613

Ratio of earnings to fixed charges(2)	N/A (3)	N/A (3)	N/A (3)	N/A (3)	N/A (3)

(1)	Represents the estimated portion of rental expense from operating leases that is considered by us to be representative of interest.
(2)	We have not had any preferred stock outstanding during the periods presented; therefore, the ratio of earnings to (and the deficiency of earnings available to cover) combined fixed charges and preferred stock dividends is the same as our ratio of earnings to (and the deficiency of earnings available to cover) fixed charges alone.
(3)	Earnings were insufficient to cover fixed charges for each of the periods presented. The amount of the coverage deficiency was $28.1 million, $90.1 million, $77.7 million, $37.5 million and $67.3 million for the years ended December 31, 2011, 2012, 2013, 2014 and 2015, respectively.